Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Acri Capital Merger Sub I Inc. on Amendment No. 2 to Form S-4 of our report dated March 22, 2024, which includes an explanatory paragraph as to Acri Capital Acquisition Corporation’s ability to continue as a going concern, with respect to our audits of the financial statements of Acri Capital Acquisition Corporation as of December 31, 2023 and 2022 and for the year then ended December 31, 2023 and for the period from January 7, 2022 (inception) through December 31, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Marlton, New Jersey

June 28, 2024